VIA EDGAR

December 13, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd.
Registration Statement on Form S-1 (SEC File No. 333-184715)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Home Loan Servicing Solutions, Ltd., an exempted Cayman Islands company, that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on December 18, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter who is reasonably anticipated to be invited to participate in the distribution of the security as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

[Signature Pages Follow]

Very truly yours, WELLS FARGO SECURITIES, LLC BARCLAYS CAPITAL INC. CITIGROUP GLOBAL MARKETS INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED As Representatives

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Richard Tobin
	Name:	Richard Tobin
	Title:	Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ian Wesson
	Name:	Ian Wesson
	Title:	Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

[HLSS - Acceleration Request]